BRANDON J. CAGE

Vice President and Managing Counsel

Writer’s Direct Number: (205) 268-1889

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

E-mail: brandon.cage@protective.com

December 8, 2023

Via EDGAR and E-mail

Ms. Rebecca Ament Marquigny

Senior Counsel

Disclosure Review Office 2

SEC Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Protective Life Insurance Company
Protective Variable Life Separate Account
Post-Effective Amendment No. 4 (PIBA VUL 333-267465; 811-08537)
Post-Effective Amendment No. 13 (SOVUL II 333-232740; 811-08537)
to the Registration Statements on Form N-6

Ms. Marquigny:

On behalf of Protective Life Insurance Company (the “Company”) and on behalf of Protective Variable Life Separate Account (the “Registrant”), we have filed this letter as correspondence via EDGAR to the above referenced Post-Effective Amendments to the Form N-6 Registration Statements (the “Amendments”) for certain flexible premium variable and fixed life insurance policies (the “Policies”). This letter provides the Company’s responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on December 5, 2023, regarding the above referenced Amendments which were filed with the Commission on October 20, 2023.

For the Staff’s convenience, each Staff comment is set forth in full below, followed by the Company’s response. All responses apply to both Registration Statements unless otherwise noted below.

SUPPLEMENTS

Charges and Deductions

1.	Staff Comment: Cost of Insurance Rates – First Paragraph. Are the references to the 2017 Commissioners’ Standard Ordinary Mortality Tables the correct tables? If the amendment

2801 US-280 • Birmingham, AL 35223 | (205) 268-1000 | protective.com

Ms. Marquigny

December 8, 2023

is due to a change in the cost of insurance rates as for February 1, 2024, are the new rates based on new mortality tables? Please explain supplementally, and if appropriate, revise the disclosure to clarify.

Response: The 2017 CSO tables referenced in the disclosure are correct and the current CSO tables available. The fee changes disclosed in this supplement are not a result of new or updated CSO tables, just a change in costs starting February 1, 2024.

2.	Staff Comment: Monthly Administrative Fees – First Paragraph. Please clarify what you mean by “for the first 10 Policy Years on a current basis” and distinguish between current and guaranteed charges. In addition, if the per $1,000 per Initial Face Amount fee for policies purchased after February 1, 2024, is otherwise reduced for higher Initial Face Amount policies please state so.

Response: We modified the sentence which now states the following [new disclosure underlined for your reference only]:

“We also deduct a monthly administrative charge for the Initial Face Amount which is equal to a fee per $1,000 of Initial Face Amount per month while the Policy is in effect on a guaranteed basis (only imposed for the first 10 Policy Years on a current basis).

The Face Amount is one of many factors (e.g. age, sex, rate classification) that impact the rate that may be imposed. It could be considered misleading to state that there is any type of correlation between higher Face Amounts and reduced fees.

3.	Staff Comment: Monthly Administrative Fees – First Paragraph. Consider inserting the word “current” between “the” and “monthly” so that it reads that “the current monthly administrative charge…” if correct to do so.

Response: We made the requested modification.

PART C

4.	Staff Comment: Page C-7 Legal Opinion. Please clarify if item (k) Legal Opinion is a heading or needs to include a legal opinion exhibit.

Response: We hereby confirm and clarify that the (k) Legal Opinion reference is a heading. Any required legal opinion appears below that heading.

5.	Staff Comment: Item 32 – First Paragraph. Please consider adding the prospectus location to this paragraph where the relevant section can be found in the prospectus.

Response: We will take that into consideration during the next annual update process.

Ms. Marquigny

December 8, 2023

Initial Summary Prospectus

6.	Staff Comment: Please confirm that a) there are no changes to the Initial Summary Prospectus document itself, and b) confirm that all necessary fee updates have been incorporated into the Initial Summary Prospectus supplements immediately preceding this document.

Response: We hereby confirm that there are no changes to the Initial Summary Prospectus itself and that all fee changes have been incorporated into the Initial Summary Prospectus supplements that appear before the actual Initial Summary Prospectus included as an exhibit to the Registration Statement.

7.	Staff Comment: Fee Table – Periodic Charges Other Than Fund Operating Expenses – Administrative Charge. For the updated costs, the reference to “during the first 10 Policy Years” was moved to the amount deducted column in the supplement. For consistency, you should describe them the same way in this section the next time this document is updated.

Response: The disclosure in the Initial Summary Prospectus dated May 1, 2023 (as amended September 1, 2023) is accurate and will not be modified to move the reference to the amount deducted column. When the Initial Summary Prospectus is updated completely (e.g. May 1, 2024), this section will be modified to include disclosure so it is clear that the disclosure applies to Policies with an application signed before February 1, 2024. New rows from the supplement will be integrated into this section and will be clear which rates apply before and after February 1, 2024. No changes will be made at this time.

8.	Staff Comment: Fee Table – Periodic Charges Other Than Fund Operating Expenses – Administrative Charge For Face Amount Increases. Please confirm that this charge is not also now based, in part, on the Face Amount.

Response: We hereby confirm that there are no changes to how this charge is calculated. This charge is not impacted by the supplement and was left out by design.

SUPPLEMENT

SO VUL II Only

9.	Staff Comment: Administrative Charge. If correct, consider clarifying that the Administrative Charge is discontinued after the Policy has been in effect for 10 years. If not, please explain that language more clearly.

Response: To provide come clarity we added “and discontinued thereafter” to this section of the table. We also made the same change to the PIBA VUL product supplement as it has the same fee disclosure.

Ms. Marquigny

December 8, 2023

* * * * *

We believe that the foregoing responds to all Commission Staff comments. We respectfully request that the Staff review these materials as soon as possible.

If you have any questions regarding this letter, please contact me at 205-268-1889. We greatly appreciate the Staff's efforts in assisting the Company with this filing.

Sincerely,

/s/ Brandon J. Cage

Brandon J. Cage
Vice President and Managing Counsel

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